Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in this Amendment No. 1 to the Registration Statement on Form S-1 of our report dated July 27, 2005, except for the restatement referred to in Note 2 to the consolidated financial statements as to which the date is June 29, 2006, and the business segment information in Note 14 and the earnings per share information within the statements of operations and in Note 18, as to which the date is September 21, 2006, relating to the financial statements and financial statement schedules of Carrols Holdings Corporation as of December 31, 2004 and for each of the two years in the period ended December 31, 2004, which appears in such Registration Statement. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/    PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Syracuse, New York

October 24, 2006